Sealed Air Corporation

2415 Cascade Pointe Boulevard

Charlotte, NC 28208

(980) 221-3235

June 23, 2017

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sealed Air Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 1-12139

Dear Ms. Rocha:

This letter is submitted on behalf of Sealed Air Corporation (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2016 filed on February 15, 2016 (the “Form 10-K”) as set forth in your letter to me dated June 12, 2017.

To assist your review, we have included the text of the Staff’s comments in italics below.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Material Commitments and Contingencies, page 54

1.	We note you state that you increased your unrecognized tax benefits by $104 million in 2015 related to the Settlement payment. It appears this increase was based on a “more likely than not” determination. We further note in the same paragraph that you believe it is “more likely than not” that you will be successful. Please explain to us why these disclosures are not inherently contradictory.

Company Response:

To provide context to our response, the disclosure referenced in your comment is as follows:

“We increased our unrecognized tax benefits by $104 million in 2015, for the recording of a reserve related to the Settlement payment. While the Company believes it is more likely than not it will be successful, the ultimate outcome of negotiations may affect the utilization of certain tax attributes and require us to return all or a portion of the refund.”

When the statement is read in its entirety, the Company does not believe there is an inconsistency. The Company has concluded that the tax benefit related to the payment under the Settlement agreement (as defined in the Form 10-K), based on its technical merits, is more likely than not to be sustained and has measured that benefit as the largest amount of benefit, based on a cumulative probability basis, that is more likely than not to be realized on ultimate settlement. The Company established a reserve for a portion of the total tax benefit related to the payment under the Settlement agreement, not the entire amount. The Company recorded the reserve because while it believes it will prevail on the merits of a deduction overall, it is necessary to establish a reserve for a portion of the tax benefit given that negotiations are ongoing with the U.S. Internal Revenue Service and believes these negotiations may result in a partial concession.

Please feel free to contact William G. Stiehl, the Company’s Controller and Principal Accounting Officer at (980) 221-3885, Thomas C. Lagaly, the Company’s Vice President, Acting General Counsel and Secretary at (980) 221-3250, or me at (980) 221-3240 should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ Carol P. Lowe

Carol P. Lowe

Senior Vice President and Chief

Financial Officer

cc:    Tracey Houser, Securities and Exchange Commission

Kevin Stertzel, Securities and Exchange Commission

Jerome A. Peribere, President and Chief Executive Officer, Sealed Air Corporation

William G. Stiehl, Controller and Principal Accounting Officer, Sealed Air Corporation

Thomas C. Lagaly,Vice President, Acting General Counsel and Secretary, Sealed Air Corporation

EY LLP

WilmerHale

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